Right of Reply Ltd.

30 Percy Street

London W1T2DB

United Kingdom

January 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Dundas, Attorney Advisor

Re:	Right of Reply Ltd.
Registration Statement on Form S-1 Filed November 1, 2017
File No. 333-221276

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 27, 2017 addressed to Mr. Thomas Brooks, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Form S-1.

Cover Page

1.	We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

●	Has not received enough proceeds from the offering to begin operations; and

●	Has no market for its shares.

COMPANY RESPONSE:

We have included a disclosure both on the first page of the Prospectus and as an additional Risk Factor that we may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

●	Has not received enough proceeds from the offering to begin operations; and

●	Has no market for its shares.

The Company

Business Overview, page 3

2.	Please tell us the basis for your belief that your company is “the only service available which is a patented methodology to effectively safeguard an individual’s personal rights.”

COMPANY RESPONSE:

We have amended our disclosure to state that the Company is “one of the only…” in lieu of “the only…”. We have also attached as Exhibits A and B to this letter opinions of counsel for the Company which we believe supports the statement highlighted in your comment.

Risk Factors, page 15

3.	Please discuss the risk that, because the officers and directors reside outside the United States, investors may have limited legal recourse against them, including difficulties in enforcing judgments made against them by U.S. courts.

COMPANY RESPONSE:

We have included an additional Risk Factor which addresses this issue.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern..., page 15

4.	Please clarify your current liquidity position. Clarify whether you will have to raise a certain amount in this offering to continue operations beyond December 31, 2017.

COMPANY RESPONSE:

We have changed our disclosure to change the date indicated in your comment to June 30, 2018 based upon the fact that we have commitments from certain of our major shareholders that have indicated their willingness to loan funds to the Company which will bridge it until either an offering can be completed or sufficient revenue is generated from the Company’s operations to fund its operating expenses.

Management’s Discussion and Analysis of Financial Condition Overview, page 26

5.	Update your financial information for the quarter ended September 30, 2017.

COMPANY RESPONSE:

The First Amendment to Form S-1 includes updated financial staements for the quarter ended September 30, 2017.

6.	Please delete all specific reference to the safe-harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. Under Section 27A(a)(1) of the 1933 Securities Act, that safe harbor applies only to statements made by an issuer that, at the time of the statement, is a reporting company.

COMPANY RESPONSE:

We have deleted these references to the safe-harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995.

7.	The first line in your milestones chart on page 27 appears to refer to a concurrent private placement in the UK and Switzerland. If so, please discuss this elsewhere in the prospectus. Otherwise, please revise to clarify. Also please clarify why on the same line under “Challenges” it refers only to raising a total of $2 million rather than $2.5 million as in the left column.

COMPANY RESPONSE:

There is no concurrent placement in the UK and Switzerland—the only placement is the offering described in the Prospectus, which may be significantly subscribed in the UK and Switzerland. We have amended our disclosure to change the amount in the chart on page 27 to read “$2,000,000” and not “$1,500,000”. In other words, the amount to be raised in the Offering is $2,500,000 and not $2,000,000.

8.	Expand your disclosure to indicate when you expect sales of your product over your website and through third party vendors.

COMPANY RESPONSE:

We have amended our disclosure to state that we expect first sales through our website and third-party vendors to occur not later than June 30, 2018—even though we are working to do so prior to that date.

Directors and Executive Officers, page 30

9.	We note that Thomas Elliot Brooks is listed as the CEO and Chairman of Pay My Time, Ltd, which appears to be another start-up company. Please discuss any potential conflicts of interest faced by Mr. Brooks.

COMPANY RESPONSE:

We have included a disclosure that we do not believe that while management does not believe there is a presently-existing conflict of interest for Mr. Brooks in simultaneously working with both the Company and Pay My Time, Ltd., one could develop in the future As these companies commence operations and mature, it is expected that Mr. Brooks will devote approximately 50% of his time to each company. At this time, the most significant shareholder of both companies is the same entity and there are also several other shareholders which are investors in both companies. These investors believe that, given Mr. Brooks’ skills and experience, this is a beneficial arrangement for both companies and it is undertaken with the full knowledge and agreement of these shareholders and is fully disclosed in the Prospectus. We have also included a discussion of this issue in a Risk Factor.

10.	Please revise to clarify what business activities Amit Pau has been engaged in during the last five years.

COMPANY RESPONSE:

We have updated Mr. Pau’s biography.

Exhibits

11.	Your legality opinion references shares being sold by selling shareholders. Please advise.

COMPANY RESPONSE:

Our counsel has amended his opinion to delete any reference to “selling shareholders”.

General

12.	Please provide updated interim financial statements for the quarterly period ending September 30, 2017. We refer you to the financial statement updating guidance in Rule 8-08 of Regulation S-X.

COMPANY RESPONSE:

The First Amendment to Form S-1 includes updated financial statements for the quarter ended September 30, 2017.

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE:

At this time, there are no written communications that the Company or anyone authorized by the Company has presented to any potential investors, nor are there any research reports regarding the Company that have been published or distributed in reliance upon the JOBS Act.

On behalf of the Company, we acknowledge that:

●      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Right of Reply Ltd.

By:	/s/ Thomas Brooks
Thomas Brooks
Chief Executive Officer

cc:  Robert L. B. Diener, Esq.